Exhibit 99.1

Global Cord Blood Corporation Provides Further Update on COVID-19

HONG KONG, China, April 27, 2020 — Global Cord Blood Corporation (NYSE: CO) (“GCBC” or the “Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services, today provided an update on the impact of the 2019 novel coronavirus (“COVID-19”) on the Company’s expected fiscal 2021 operations.

Based on information available to date, management estimates that the Company’s new subscriber number in fiscal 2021 will decrease to 60,000-65,000, a 19%-29% decrease from the Company’s fiscal 2020 new subscriber target, which is 80,000-85,000.

Under the anti-pandemic policies and measures taken by the Chinese government, the risk levels associated with major cities has decreased, and social and economic activities are gradually resuming. However, hospitals, which are the Company’s key promotion and marketing channel, remain at the forefront in fighting this pandemic and remain under strict supervision and control. In the Company’s key markets of Beijing municipality, Guangdong province, and Zhejiang province, the Company’s usual marketing and promotion activities are significantly impacted by the control measures implemented by authorities and hospitals, prompting it to constantly readjust its marketing and promotion activities.

During this difficult time, the Company has prioritized employee safety and protection by providing personal protective equipment (“PPE”) to everyone, especially the frontline sales team, and by implementing additional disinfection measures and work streams in its day-to-day operating procedures. The management team has also recalibrated its marketing and promotion efforts in order to better serve and engage with target and existing clients. As a result, operating costs have increased.

The negative economic impact brought forth by the COVID-19 pandemic has affected numerous industries and further erodes already weak consumer sentiment. GCBC management expects that these conditions, compounded by other factors, will adversely affect and potentially delay potential clients’ pregnancy plans. Therefore, management believes it is possible that the number of newborns in the Company’s respective regions will remain low in the near term. While the world is facing various challenges in response to COVID-19, China may continue to tighten its anti-pandemic policies and measures, which would add further headwinds to the recovery pace of China’s economy and consumer confidence. GCBC management does not expect these conditions to be significantly improved in the near term.

Under the impact of the COVID-19 pandemic, the Company management is not optimistic regarding the general operating environment. Current operating data points to the low end of the expected fiscal 2021 new subscriber range. The management would like to remind investors that the above estimation is a forecast that reflects the Company’s current and preliminary views, which is subject to change and substantial uncertainties, particularly in view of the potential impact of the COVID-19 outbreak, the effects of which are difficult to analyze and predict. The management will continue to monitor the evolvement of the pandemic and does not exclude the possibility of further adjusting the Group strategy and target as future situation and events unfold. Meanwhile, the management will continue to proactively explore and identify opportunities within the healthcare industry value chain to ensure the Group future growth over the long run.

About Global Cord Blood Corporation

Global Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses. Global Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services. For more information, please visit the Company’s website at: http://www.globalcordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this press release is issued, and the Company does not intend to update any of the forward-looking statements after the date this press release is issued to conform these statements to actual results, unless required by law.

For more information, please contact:

Global Cord Blood Corporation

Investor Relations Department

Tel: (+852) 3605-8180

Email: ir@globalcordbloodcorp.com

ICR, Inc.

William Zima

Tel: (+86) 10-6583-7511

U.S. Tel: (646) 405-5185

Email: William.zima@icrinc.com